UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

ON FORM 6-K

On November 13, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), issued a press release announcing the meeting date, location and record date for its 2025 annual meeting of shareholders (the “2025 Annual Meeting”). A copy of the press release is attached hereto as Exhibit 99.1.

The Company currently plans to hold its 2025 Annual Meeting on December 23, 2025 (Beijing Time). The Company has set the record date for determining the shareholders of record who will be entitled to vote at the 2025 Annual Meeting as the close of business on November 19, 2025. The time and location, the proposals for the shareholders to consider and other information of the 2025 Annual Meeting will be set forth in the Company’s proxy statement for the 2025 Annual Meeting to be filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated November 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: November 13, 2025	By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer

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